

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

> **Re: Winnebago Industries, Inc.**
> **Form 10-K for Fiscal Year Ended August 26, 2023**
> **Forms 8-K filed October 18, 2023, December 20, 2023, and March 21, 2024**
> **Response dated April 25, 2024**
> **File No. 001-06403**

Dear Bryan Hughes:

We have reviewed your April 25, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Forms 8-K filed on October 18, 2023, December 20, 2023, and March 21, 2024

Exhibit 99.1
Non-GAAP Reconciliation, page 12

1. We note your response to our prior comment and reissue it, in part, as your letter dated April 25, 2024, was not fully responsive to our comment. In regard to the non-GAAP adjustment related to the impact of the call spread overlay that you present to determine your non-GAAP financial measure, Adjusted diluted income per share, please specifically address the following:

   • You previously stated you do not believe your presentation of Adjusted diluted income per share has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Explain in greater detail why you believe the non-GAAP adjustment for the impact of the call spread overlay does not result in an individually tailored non-GAAP financial measure that is inconsistent with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, we note your non-GAAP financial measure results in you presenting diluted income per share without applying the if-converted method, which is required by GAAP.

- You previously stated you adjust Adjusted diluted income per share for the impact of the call spread overlay to demonstrate to investors that if the convertible notes had been converted into shares, the call spread overlay would be triggered and the dilutive impact would be fully offset. Explain in greater detail why you believe this non-GAAP adjustment is appropriate as the convertible notes remained outstanding during the period and, as such, the impact of the call spread overlay was not recognized in your historical financial statements.

- Tell us how you considered the antidilution provisions of ASC 260-10-45 as this non-GAAP adjustment appears to exclude the dilutive impact of the if-converted shares.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing